Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated April 20, 2023
(To Preliminary Prospectus dated March 23, 2023)
Registration Statement No. 333-267657

Free Writing Prospectus

On April 20, 2023, CaliberCos Inc., sent an email message to its existing stockholders and investors in its managed funds advising that a certain number of shares to be offered in the IPO would be made available to such persons and entities. The content of that email is set forth below.

Information on, or accessible through, any of the websites cited in the email is not part of this Free Writing Prospectus, nor is it part of Caliber’s preliminary prospectus or registration statement.

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From: CaliberCos Inc.

Caliber Community Members,

As many of you are aware, we’ve spent the past year preparing Caliber to be a public company. Today, we are excited to announce that we are ready to move forward with listing Caliber on the Nasdaq Capital Market under the ticker symbol “CWD”, and we’d like to invite you to participate.

The initial public offering (“IPO”) shares are being made available in a directed share program further to which a portion of the Class A common shares to be sold in the IPO will be reserved for members of the Caliber community.

We would like to offer you the opportunity to buy our IPO stock as part of this directed share program.

Our lead underwriter is Spartan Capital Securities, LLC (“Spartan Capital”), and they are ready to offer you the ability to open an account and buy stock in Caliber's IPO. If you have previously opened an account with Spartan Capital, simply mention this fact to the investment bank representative.

For this offering, we have centralized communications to Stephen Faucetta, Director of Investment Banking, and you may email him at sfaucetta@spartancapital.com to indicate your interest.

Once you have indicated interest in the IPO stock, the investment team at Spartan will open an account for you and provide you with instructions to fund your account. This will need to occur within the next 10-15 days to secure your allocation of the IPO shares.

Caliber has four perceived key benefits to becoming a Nasdaq listed company:

• Increased access to growth capital

• Increased ability to attract talent and reward results with tangible ownership in Caliber

• Enhanced ability for Caliber to pursue potential acquisitions

• Enhanced visibility for Caliber with its target customer audience

To learn more about Caliber’s IPO, you may request the offering materials from your contact person at Spartan or you may visit Caliber’s SEC Filings site.

Please note that no money is being solicited or will be accepted, if sent in response; no sales will be made or any commitment to purchase accepted until delivery of a preliminary prospectus that includes complete information about the issuer and the offering; any prospective purchaser's indication of interest is non-binding.

We appreciate your continued faith and trust in Caliber as a middle-market alternative investment provider and your partner in building generational wealth.

CALIBERCOS INC.

This free writing prospectus relates only to the initial public offering of shares of common stock of CaliberCos Inc. (the “Company”) and should be read together with the preliminary prospectus dated March 23, 2023 (the “Preliminary Prospectus”) included in Amendment No. 7 to the Registration Statement (“Amendment No. 7”) on Form S-1 (File No. 333-267657) relating to the offering of such securities. Amendment No. 7 may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1627282/000110465923035721/tm2230806d14_s1a.htm

CaliberCos Inc. (the “Company”) has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you a copy of the Preliminary Prospectus if you request it from: Spartan Capital Securities, LLC, Attn.: Kim Monchik, 45 Broadway, New York, New York 10006, by telephone at (212) 293-4245 or by email at kmonchik@spartancapital.com. U.S. residents only.